
03029009

82-2142


invensys

BTRsec/RLS Admin/Letters/2003/0075

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
USA


SEC MAIL PROCESSING
RECEIVED
JUL 31 2003
WASH. D.C. 188 SECTION

23 July 2003

SUPPL

Dear Sirs,

12g3 - 2 (b) Exemption

In accordance with the Company's exemption from disclosure requirements under Rule 12g3 – 2 (b) of the 1934 Securities Exchange Act please find enclosed a trading update released by Invensys Plc.

Yours faithfully,

Rachel Spencer
Deputy Secretary
Invensys plc
Tel: 0207 821 3749
Fax: 0207 821 3884
Email: rachel.spencer@invensys.com

PROCESSED
AUG 12 2003
THOMSON FINANCIAL

Copy to: Mr. B. Mangino
Mr. M. Downing



"emailalert@hemscott.co.uk" <emailalert
23/07/2003 11:34

To: "venetia.brown@invensys.com" <venetia.brown@invensys.com>
cc:
Subject: News Alert: Invensys PLC - AGM Statement

This Email News Alert service is brought to you by Invensys and Hemscott - http://www.hemscott.com

RNS Number:8608N
Invensys PLC
23 July 2003

23 July 2003

Update on current trading at AGM

Invensys plc, a global leader in production technology, today gave an update on current trading at its Annual General Meeting.

Addressing the shareholders at the Meeting, Chairman Lord Marshall said:

"In our Preliminary Results at the end of May, we stated that it remains difficult to predict the timing of a recovery in our markets. This situation has not changed.

"First quarter sales in Production Management were slightly down on the same period last year at constant exchange rates, while on the same basis, orders were flat. Until a market recovery occurs, our primary focus remains the control of our costs, while we continue to make targeted investments in technology and growth initiatives.

"Rail has continued the progress seen last year and performance in the Development Division remains solid.

"With regard to our disposal programme, we have made a satisfactory start through the recently completed sales of Baan and Teccor and the process with all other businesses is well on track."

Safe Harbor

The information communicated in this documentation with respect to the

Invensys
financial outlook is forward looking and subject to risks and uncertainties. For
this statement Invensys claims the protection of the safe harbor for forward-looking statements contained in the US Private Securities Litigation
Reform Act of 1995.

Contact:

Invensys plc
Duncan Bonfield +44 (0) 20 7821 3529

Brunswick
Ben Brewerton/Sophie Fitton +44 (0) 20 7404 5959

About Invensys plc

Invensys is a global leader in production technology. The group helps customers
improve productivity, performance and profitability using innovative services
and technologies and a deep understanding of their industries and applications.

Invensys Production Management works closely with customers in order to drive up
performance of their production assets, maximize their return on investments in
production technologies and remove cost and cash from their whole supply chain.
The division includes APV, Avantis, Eurotherm, Foxboro, SimSci-Esscor, Triconex
and Wonderware. These businesses address process and batch industries -- including oil, gas and chemicals, food, beverage and personal health care -- and
the discrete and hybrid manufacturing sectors.

Invensys Rail Systems is one of the world's leading railway businesses, providing signalling, train management, automation, safety and control solutions
for mass transit infrastructure. The business includes Westinghouse Rail Systems Limited (WRSL), Dimetronic, Safetran, Burco and Foxboro Transportation.
WRSL was recently awarded two contracts valued at over £850m for improvements to
the London Underground.

Invensys also currently serves other market sectors through its Development

Division. The businesses in this division are: Appliance Controls, APV Baker,
Baan, Climate Controls, Hansen Transmissions, Lambda, Metering Systems, Powerware and Teccor. The Group is actively seeking to develop these businesses
through equity partners or new owners.

Invensys operates in more than 60 countries, with its headquarters in London.
For more information, visit www.invensys.com.

This information is provided by RNS
The company news service from the London Stock Exchange
END

AGMBXLFLXDBLBBK
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invensys

BTRsec/RLS Admin/Letters/2003/0076

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
USA


SEC MAIL PROCESSING
RECEIVED
JUL 3 1 2003
WASH. D.C. 188 SECTION

23 July 2003

Dear Sirs,

12g3 - 2 (b) Exemption

In accordance with the Company's exemption from disclosure requirements under Rule 12g3 – 2 (b) of the 1934 Securities Exchange Act please find enclosed the results of the 2003 Annual General Meeting (AGM).

Yours faithfully,

Rachel Spencer
Deputy Secretary
Invensys plc
Tel: 0207 821 3749
Fax: 0207 821 3884
Email: rachel.spencer@invensys.com

Copy to: Mr. B. Mangino
Mr. M. Downing



"emailalert@hemscott.co.uk" <emailalert
23/07/2003 17:33

To: "venetia.brown@invensys.com" <venetia.brown@invensys.com>
cc:
Subject: News Alert: Invensys PLC - Result of AGM

This Email News Alert service is brought to you by Invensys and Hemscott - http://www.hemscott.com

RNS Number:9003N
Invensys PLC
23 July 2003

INVENSYS PLC

RESULTS OF 2003 ANNUAL GENERAL MEETING ("AGM")

Invensys plc confirms that all resolutions proposed at the AGM of the Company held on 23 July 2003 were passed and the results of the poll are as detailed below:

Resolutions	FOR No. of Votes	FOR %	AGAINST No. of Votes	AGAINST %	TOTAL No. of Votes
1 To receive report and accounts for the year ended 31 March 2003	1,890,590,247	99.7	5,720,741	0.3	1,896,310,988
2 To approve the remuneration report	1,700,991,037	93.9	110,424,297	6.1	1,811,415,334
3a To re-elect Mr R L Borjesson	1,907,373,033	99.4	12,409,475	0.6	1,919,782,508
3b To elect Mr J-C Guez	1,914,566,589	99.5	10,522,889	0.5	1,925,089,478
3c To elect Mr A N Hennah	1,880,584,997	99.1	17,496,671	0.9	1,898,081,668
3d To elect Mr M Jay	1,916,760,941	99.6	8,326,366	0.4	1,925,087,307
3e To elect Mr A E Macfarlane	1,911,700,800	99.6	8,102,742	0.4	1,919,803,542
4 To re-appoint Ernst & Young LLP as auditors	1,839,062,032	96.1	74,419,756	3.9	1,913,481,788
5 To authorise the directors to determine the auditors' remuneration	1,890,594,012	98.8	23,573,969	1.2	1,914,167,981
6 To authorise purchase of ordinary shares (special resolution)	1,923,715,742	99.9	1,230,737	0.1	1,924,946,479
7 To authorise EU political expenditure	1,827,650,833	97.6	44,000,489	2.4	1,871,651,322

Invensys plc further confirms that two copies of the resolutions passed as special business at the AGM have been submitted to the UK Listing Authority, in accordance with paragraphs 9.31 and 9.32 of the Listing Rules.

These resolutions will shortly be available to the public for inspection at the
UK Listing Authority's Document Viewing Facility that is situated at:

The UK Listing Authority

25 The North Collonade

Canary Wharf

London E14 5HS

Tel: 020 76761000

Name of contact and telephone number for queries: Victoria Scarth, Senior Vice
President, Director - Group Marketing and Communications 020 78213538

Name of Company official responsible for making notification: Jaime Tham, Senior
Company Secretarial Assistant.

Date of notification: 23 July 2003

This information is provided by RNS
The company news service from the London Stock Exchange

END

RAGDXLFLXDBLBBB

For more information and to contact AFX: www.afxnews.com and
www.afxpress.com

For more information on the online Investor Relations services provided by
hemscott.NET please email emailalert@hemscott.co.uk

To stop receiving news story alerts, please visit
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